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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                    FORM 8-A

                                   -----------
                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                        AIR PRODUCTS AND CHEMICALS, INC.
             (Exact Name of Registrant as Specified in Its Charter)


               Delaware                                      23-1274455
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(State of Incorporation or Organization)                     (I.R.S. Employer
                                                             Identification No.)

7201 Hamilton Boulevard, Allentown, Pennsylvania                18195-1501
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    (Address of Principal Executive Offices)                    (Zip Code)

This form relates to the                     This form relates to the
registration of a class of debt              registration of a class of debt
securities and is effective upon             securities and is to become
filing pursuant to General                   effective simultaneously with the
Instruction A(c)(1). / /                     effectiveness of a concurrent
                                             registration statement under the
                                             Securities Act of 1933 pursuant to
                                             General Instruction A(c)(2). / /

Securities to be registered pursuant to Section 12(b) of the Act:


          Title of Each Class                   Name of Each Exchange on Which
          to be so Registered                   Each Class is to be Registered

    Preferred Stock Purchase Rights                        New York
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                                                           Pacific
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Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of Class)


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On March 19, 1998, the Board of Directors of Air Products and Chemicals, Inc. (the "Company") declared a dividend of one Right for each outstanding share of Common Stock, par value $1.00 per share, of the Company (the "Common Shares"). The Rights will be issued to the holders of record of Common Shares outstanding at the close of business on March 19, 1998, and with respect to Common Shares issued thereafter until the Distribution Date (as defined below) and, in certain circumstances, with respect to Common Shares issued after the Distribution Date. Each Right, when it becomes exercisable as described below, will entitle the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Cumulative Preferred Stock, without par value, of the Company (the "Preferred Shares") at a price of $345.00 (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of March 19, 1998 (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent").

         Until the earlier of (i) such time as the Company learns that a person or group (including any affiliate or associate of such person or group) has acquired, or has obtained the right to acquire, beneficial ownership of more than 15% of the outstanding Common Shares (such person or group being an "Acquiring Person"), and (ii) the close of business on such date, if any, as may be designated by the Board of Directors of the Company following the commencement of, or first public disclosure of, an intent to commence, a tender or exchange offer for outstanding Common Shares which could result in such person or group becoming the beneficial owner of more than 15% of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the certificates for Common Shares registered in the names of the holders thereof (which certificates for Common Shares shall also be deemed to be Right Certificates, as defined below) and not by separate Right Certificates. Therefore, until the Distribution Date, the Rights will be transferred with and only with the Common Shares.

         As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares originally issued after the Distribution Date), and such separate Right Certificates alone will thereafter evidence the Rights.

         The Rights are not exercisable until the Distribution Date and will expire on March 19, 2008, (the "Expiration Date") unless (i) earlier redeemed by the Company as described below or (ii) the Expiration Date is extended by the Company.

         The number of Preferred Shares or other securities issuable upon exercise of a Right, the Purchase Price, the Redemption Price (as defined below) and the number of Rights associated with each outstanding Common Share are all subject to adjustment by the Board of Directors of the Company in the event of any change in the Common Shares or the Preferred Shares, whether by reason of stock dividends, stock splits, recapitalizations, mergers, consolidations, combinations or exchanges of securities, split-ups, split-offs, spin-offs, liquidations, other similar

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changes in capitalization, any distribution or issuance of cash, assets, evidences of indebtedness or subscription rights, options or warrants to holders of Common Shares or Preferred Shares, as the case may be (other than distribution of the Rights or regular quarterly cash dividends) or otherwise.

         The Preferred Shares are authorized to be issued in fractions that are an integral multiple of one one-thousandth of a Preferred Share. The Company may, but is not required to, issue fractions of shares upon the exercise of Rights, and, in lieu of fractional shares, the Company may issue certificates or utilize a depository arrangement as provided by the terms of the Preferred Shares and, in the case of fractions other than one one-thousandth of a Preferred Share or integral multiples thereof, may make a cash payment based on the market price of such shares.

         At such time there is an Acquiring Person, the Rights will entitle each holder (other than such Acquiring Person (or any affiliate or associate of such Acquiring Person)) of a Right to purchase, for the Purchase Price, that number of one one-thousandths of a Preferred Share equivalent to the number of Common Shares which at the time of such event would have a market value of twice the Purchase Price.

         In the event the Company is acquired in a merger or other business combination by an Acquiring Person or an associate or affiliate of an Acquiring Person that is a publicly traded corporation or 50% or more of the Company's assets or assets representing 50% or more of the Company's revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an associate or affiliate of an Acquiring Person that is a publicly traded corporation, each Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, that number of common shares of such corporation which at the time of the transaction would have a market value of twice the Purchase Price. In the event the Company is acquired in a merger or other business combination by an Acquiring Person or an associate or affiliate of an Acquiring Person that is not a publicly traded entity or 50% or more of the Company's assets or assets representing 50% or more of the Company's revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an associate or affiliate of an Acquiring Person that is not a publicly traded entity, each Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, at such holder's option,
(i) that number of shares of the surviving corporation in the transaction with such entity (which surviving corporation could be the Company) which at the time of the transaction would have a book value of twice the Purchase Price, (ii) that number of shares of such entity which at the time of the transaction would have a book value of twice the Purchase Price or (iii) if such entity has an affiliate which has publicly traded common shares, that number of common shares of such affiliate which at the time of the transaction would have a market value of twice the Purchase Price.

         Any Rights that are at any time beneficially owned by an Acquiring Person (or any affiliate or associate of an Acquiring Person) will be null and void and nontransferable and any holder of any such Right (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such Right.

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         At any time prior to the earlier of (i) such time as a Person becomes an Acquiring Person and (ii) the Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price (in cash or Common Shares or other securities of the Company deemed by the Board of Directors to be at least equivalent in value) of $.01 per Right, subject to adjustment as provided in the Rights Agreement (the "Redemption Price").

         Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, and without any further action and without any notice, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         After there is an Acquiring Person, the Board of Directors may elect to exchange each Right (other than Rights that shall have become null and void and nontransferable as described above) for consideration per Right consisting of one-half of the securities that would be issuable at such time upon the exercise of one Right pursuant to the terms of the Rights Agreement.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         At any time prior to such time as there shall be an Acquiring Person, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement (including the date on which the Distribution Date shall occur, the time during which the Rights may be redeemed or the terms of the Preferred Shares), except that no supplement or amendment shall be made which reduces the Redemption Price (other than pursuant to certain adjustments therein).

         The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on substantially all the Rights being acquired. The Rights will not interfere with any merger with a third party approved by the Board of Directors of the Company since the Board of Directors of the Company may, at its option, at any time prior to any person becoming an Acquiring Person, redeem all but not less than all of the then outstanding Rights at the Redemption Price.

         The Rights Agreement specifying the terms of the Rights, the Amended and Restated Certificate of Designation of the Preferred Shares specifying the terms of the Preferred Shares (Exhibit A to the Rights Agreement) and the form of Right Certificate (Exhibit B to the Rights Agreement) are filed herewith as exhibits. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibits, which are incorporated herein by reference.

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ITEM 2.  EXHIBITS

         1. Rights Agreement dated as of March 19, 1998, between Air Products and Chemicals, Inc. and First Chicago Trust Company of New York, as Rights Agent

         2. Form of Amended and Restated Certificate of the Voting Powers, Preferences and Relative, Participating, Optional and other Special Rights, Qualifications, Limitations or Restrictions of Series A Participating Cumulative Preferred Stock of Air Products and Chemicals, Inc. (which is attached as Exhibit A to the Rights Agreement filed as Exhibit 1 hereto)

         3. Form of Right Certificate (which is attached as Exhibit B to the Rights Agreement filed as Exhibit 1 hereto)




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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     Air Products and Chemicals, Inc.
                                     --------------------------------
                                             (Registrant)




Dated:  19 March 1998                By:    /s/ James H. Agger
                                        ----------------------
                                            James H. Agger
                                         Senior Vice President



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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



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                                    EXHIBITS


                                       To


                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                           Commission File No. 1-4534


                               -------------------



                        AIR PRODUCTS AND CHEMICALS, INC.
             (Exact name of registrant as specified in its charter)







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                                INDEX TO EXHIBITS


Exhibit No.                        Title

1. Rights Agreement dated as of March 19, 1998, between Air Products and Chemicals, Inc. and First Chicago Trust Company of New York, as Rights Agent

2. Form of Amended and Restated Certificate of the Voting Powers, Preferences and Relative, Participating, Optional and other Special Rights, Qualifications, Limitations or Restrictions of Series A Participating Cumulative Preferred Stock of Air Products and Chemicals, Inc. (which is attached as Exhibit A to the Rights Agreement filed as Exhibit 1 hereto)

3. Form of Right Certificate (which is attached as Exhibit B to the Rights Agreement filed as Exhibit 1 hereto)